UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29671 / May 16, 2011

_____

In the Matter of   :
                                                           :
RUSSELL INVESTMENT MANAGEMENT COMPANY :
RUSSELL EXCHANGE TRADED FUNDS TRUST   :
(formerly U.S. ONE TRUST)   :
RUSSELL FINANCIAL SERVICES, INC.   :
1301 Second Avenue, 18th Floor   :
Seattle, WA 98101   :
                                                           :
ALPS DISTRIBUTORS, INC.   :
1290 Broadway, Suite 1100   :
Denver, CO 80203   :
                                                           :
(812-13669)   :
_____:

ORDER UNDER SECTIONS 6(c), 17(b) AND 12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940

Russell Investment Management Company, Russell Exchange Traded Funds Trust (formerly
U.S. One Trust), Russell Financial Services, Inc. and ALPS Distributors, Inc. filed an application
on July 2, 2009, and amendments to the application on August 31, 2009, January 22, 2010,
November 15, 2010, March 16, 2011, April 14, 2011, and April 20, 2011, requesting an order
under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections
6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and
under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

The order permits: (a) series of certain open-end management investment companies to issue
shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary
market transactions in Shares to occur at negotiated market prices; (c) certain series to pay
redemption proceeds, under certain circumstances, more than seven days after the tender of
Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and
receive securities from, the series in connection with the purchase and redemption of Creation
Units; and (e) certain registered management investment companies and unit investment trusts
outside of the same group of investment companies as the series to acquire Shares.

On April 20, 2011, a notice of the filing of the application was issued (Investment Company Act Release No. 29655). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Russell Investment Management Company, et al. (File No. 812-13669),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Cathy H. Ahn
Deputy Secretary